FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2005

ABBEY NATIONAL PLC
(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . .. .

Abbey Board Changes

Further to the announcement on 22 December 2004, Angus Porter, Executive Director, Customer Propositions, will be resigning from the Abbey Board with immediate effect. He will remain at Abbey in a management capacity until 24 March 2005 to help with the transition of the Customer Propositions and Sales Divisions to Graeme Hardie the new Executive Director, Sales and Marketing.

Media enquiries:

Christina Mills, Abbey Media Relations. Tel: 020 7756 4212
Matt Young, Abbey Media Relations. Tel: 020 7756 4232

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 25th February 2005	By: /s/ Jason Wright
(Authorised Signatory)